Pitch
Articles & Press
Company Information
Team
Investors
Discussion
Updates

Share

Capsll

Where do you save your memories, to share, or leave as your legacy? At best they're likely scattered across social media, if recorded at all. The Capsll app gives you digital time capsules to tell your life stories, save your history, and pass on your legacy. We need capital to build it. Are you in?

Consumer Software

Austin, TX Website


Hello!
CAPSLL
SAVE YOUR STORY

Progress

0%

Amount raised
$0

Funded
0.0%

From
0 investors

Closing Date
Jan 6, 2022

Invest

Offering Terms

Funding Goal
$25,000 - $250,000

Security Type
Debt

Min Investment
$100.00

Max Investment
$100,000.00

Valuation Cap
$5,000,000

Closing Date
Jan 6, 2022 8:59 PM

Offering Type
Regulation Crowdfunding
(Investor Education Materials)

Company Filings

Documents
Form C
Pitch Deck
Financial Attestation
Formation Documents
Convertible Note Agreement
Certificate of Incorporation

Summary


CAPSLL
SAVE YOUR STORY

What if, you could watch and listen to your grandparents tell their life stories, lessons, recipes... **in first person?**

What if, you could effectively leave your life stories and insights to your kids, grandkids, and generations to come?

Key reasons to invest in Capsll, Inc:

- Unique, coached storytelling app with private sharing.
- Far beyond the "idea" stage and already building product.
- Large developing market with little-to-no direct competition.
- Pacesetting the future of online presence via selective private sharing.
- Founder has 17-years in Radio/TV broadcast and interviewing, in 4 countries.
- Advisory Board includes 8-year Amazon AWS alum, a service we use on our platform.
- Capital-efficient brand-builder Marketing/PR partner, conserving funds for app creation.
- Join our mission to value human life, preserving personal and world history for the ages!
- Patent pending.

Problem

Platform & Proficiency


1
People cannot simply save their history in an easy to access, media collective.
2
People don't know how to tell their stories.
3
Passing personal history on is disorganized and difficult.
Confidential Property of Capsll Inc.

- People used to save histories in books, memoirs or photo albums, but in a digital world we have failed to save our histories in a way that can be handed on effectively. At best, memories are scattered across social media, if recorded at all, with fewer people posting to the sites they once trusted with their memories.
- Furthermore, there does not exist an effective, scaled, platform to create, store, and effectively pass on, first person accounts in multiple media formats.

Solution

Integration & Immersion


1
An inclusive media space to collate audio, video, pictures and documents in a single collective.
2
Coached storytelling to help people effectively recount memories.
3
Permission based functionality allowing selective access to content.
Confidential Property of Capsll Inc.

- Capsll helps people effectively recount their life stories, provides an easy to use, trustworthy platform with secure storage that ensures perpetuity of content, and inspires a movement to save personal and world history.

Product

Slick, Beautiful, Easy to Use


Product
"You should Capsll that!"
Pass your stories on to future generations with Legacy
Be inspired by others on the optional public feed
CAPSLL
SAVE YOUR STORY
Hello!
LET'S SAVE YOUR STORY
Marlena Huntington
My Capslls
Legacy
Jane's 18th Birthday Party
Feed
Following
Learn to tell your stories effectively
Open Capsll with multiple media formats
*All designs are not actual, and subject to change in development
*11 Patents Pending
Confidential Property of Capsll Inc.

NOTE: app pictured is currently in development. Final version may contain different features.

- Beautiful, fluid design, created to feel immersive.
- Coached storytelling from a 17 year broadcasting professional.
- Our Legacy feature sets you up to pass your content on in perpetuity.
- A single Capsll can hold multiple media formats; video, audio, pictures, documents, all in one place.
- The option to mark Capslls as private, keeping that Capsll to yourself or sharing it with a select few, or marking it public to list on the public feed for others to enjoy.
- A public feed that inspires ongoing use, creative ideas, and community movement, with monetization options for users in future versions.

Starting Small, Scaling Fast



Milestones
Build Capsll V.1
Coached Storytelling
Video & Audio
Public Feed
Legacy Function
(Apple only)
$250k
Seed Round
Capsll Launch
Go to Market with 1st Strategic Partnership
1k
Trial Users
(100 Free Lifetime Influencers)
Scale V.1
Targeted Advertising
Build V1.2
Add Pic & Docs
5k
Subscriptions
*Projected Target

- We are approaching the market with the minimum viable feature set, on Apple iOS only, limiting major bug fix issues.
- We are securing strategic partners for initial launch though their large client networks.
- Our first projected target of 5k paid subscriptions sees Capsll break even at month 9.
- We will be offering 100 free lifetime accounts to influencers etc., at launch.

Business Model

Annual or Monthly Subscription



Subscription Business Model
Subscription benefits: Coached Storytelling, Organized content, Legacy contacts, Public Feed Access, Community, Monetized Content (future build), Remote Recording (Future Build).
Free Trial
All users enjoy a full functionality 14 day free trial when creating a Capsll profile.
Limited
2GB Storage
Limited Legacy Contacts
$39 Yearly
$3.99 Monthly
Unlimited
Unlimited Storage
Unlimited Legacy Contacts
Prioritized Public Feed
Monetized content (Future build)
$79 Yearly
$7.99 Monthly
Family
4X Unlimited Accounts (same household)
Unlimited Storage
Unlimited Legacy Contacts
$199 Yearly
$19.99 Monthly
Users can also opt for Storage Only for $1.99 per month. (Capsll stores content which can only be viewed by user. There is no app functionality on this plan.)
Alternatively, users can request to download their content if leaving the app entirely.

- Capsll operates on a subscription model, building trust by eliminating the need for user data farming and targeted user marketing.
- Having a subscription model eliminates any reliance on third party advertising.

Competition

The Capsll Advantage



The Capsll Advantage
Facebook
Youtube
Podcast
Instagram
Dropbox
Coached Storytelling
Version 1 More in V1.2
Multiple Media Formats
Video + Audio V.1 Pic + Doc V1.2
No Audio only No Docs
No Audio only No Pics No Docs
No Pics No Docs Video for select users
No Audio only No Docs
Perpetuity Sharing
Pre-selected for Profile Transfer & Content Download
Profile Memorialized by request (Not Comprehensive)
Court Order required
Public Feed
Version 1
Navigable Timeline
Version 1.2
Difficult to Navigate
Capsll operates on a subscription model, building trust by eliminating the need for user data farming and targeted user marketing.

- While there are a few apps available that are competitors to some of our features, none offer a full spectrum service as we do, resulting in little to no traction. As such, instead of listing them as competitors we have approached this from where people are currently saving their memory content.
- Capsll is not a social media platform. As such it compliments an already established digital landscape with new innovation.

Market

Focused on the Largest Demographic for the next 20 years



Subscription Model TAM
Ages 60 - 90
Baby Boomers & Silent Generation
96 Million People
72 Million online daily
Ages 35 - 60
Generation X
66 Million People
75% committed online shoppers
49.5 Million
121.5 Million TAM
U.S.A only
Ancestry.com
3 Million
Active Subscriptions
DNA Companies
26 Million Americans have taken a DNA test
CAPSLL
Subscriptions
Free trial
Limited $3.99 ($39)
Unlimited $7.99 ($79)
Family $19.99 ($199)
30%
20%
5%
20%
15%
10%
Scenario based on 3M Subscriptions
$21,271,000
Monthly
First year target: 5k subscriptions (Break even at month 9)
* Legacy Storage Only $1.99
*These are predictions based on a similar user base

- While we have recognized a large addressable market, our immediate goal is to start small and scale fast.
- Ancestry.com provides insight to a demographic of people that have committed time and money in interest of their family heritage. Based on a similar user base, Capsll could be set to be extremely profitable.
- Dreaming BIG but starting small, we're focused on retaining just 5000 users as our first milestone, resulting in a break even point at just 9 months.

Why Now?



COVID-19
Save Your Story
www.Michigan.gov/LibraryOfMichigan
LIBRARY OF MICHIGAN
WIRED
How to Use Tech to Capture Your Family History
Our elders have rich stories to share. There's no better time than now to sit down and hit Record.
THE WALL STREET JOURNAL.
What adults 55 and older want to be remembered for most
70%
41%
17%
11%
5%
Mass Adopters
Covid-19 brought a renewed openness to online engagement with masses adopting deeper remote digital presence.
The pandemic encouraged new thought around life and legacy.
Market Opportunity
Mistrust in "big-tech" has resulted in skepticism toward social media, resulting in fewer people posting fewer of the memories they once trusted to these platforms.

- There is a large emerging market of “memory” focused digital applications, but none that offer a full service like we do, namely; coaching, a content platform, storage, and legacy transfer.
- Unlike others, we are not building a feature, we are building a company.

Company Vision

Meaningful Application, both Now and for the Future


Every Life
is a valuable story
Legacy
Creators
Seniors
Social impact
Terminally ill
Military

- We believe that by recognizing the value of each person's story we add value to human life and the fabric of society.
- Legacies can be left to future family and friends.
- Creators can own their work, particularly as we move toward advancement in NFT digital asset ownership.
- Seniors are revalued in society. "Old people are the future!"
- Military can leave Capslls prior to deployment.
- Terminally ill can leave life stories and insights, for example, to children who would only appreciate it once they are old enough to do so.
- The social impact of a teen being able to hear insights from his late father, for example, may lead him toward meaning, and away from a life of crime or destitution.
- World history and events will be saved in first person.

Press

Watch our promo video (45 sec)


Invest in Capsll on Fundify

Founders


Clint Davis
Founder, CEO
Extensive international experience. Former commercial radio host to 5 million listeners, program director, corporate podcast executive producer.
South Africa, Dubai, Australia, U.S.A.
Sam Syed
Co Founder, CFO
15 years of Finance experience, Trading, Wealth Management, Advisory & Risk.
U.K, Dubai, U.S.A.
Anton Devenish
Co Founder, HoP
Veteran UI/UX Designer with vast experience in infrastructure architecture and complex technical project management.
South Africa, U.K, Indonesia, Australia, New Zealand, Europe.

- Our team has known each other for a collective of 39 years
- We have each lived all over the world, enlarging our worldview and understanding of the human condition, shaping our approach to the product and market.

SUBSCRIBE TO OUR NEWSLETTER

The latest news, articles, and resources, sent to your inbox weekly.

Email Address

Email Address

Subscribe

FUNDIFY

CfPA
Crowdfunding Professional Association

This website (the "Site") is owned by Fundify, Inc. (“Fundify”) and sections of the Site are used by Fundify Portal, LLC (“Fundify Portal”). Fundify Portal is registered with the US Securities and Exchange Commission (SEC) as a funding portal (Portal), and is a Member of the Financial Industry Regulatory Authority (FINRA). Fundify Portal offers investments to everyone 18 years of age or older under Title III, Regulation Crowdfunding (Reg CF).

Investments in private companies are particularly risky and illiquid. You should only consider investing if you can afford to lose your entire investment. Private investments are subject to risks associated with the industries in which they operate, which are disclosed in the respective issuing company’s offering documents (e.g. Form C).

Neither Fundify nor Fundify Portal are registered broker-dealers or investment advisors. We do not make investment recommendations or provide investment advice. Past performance of a security or a company does not guarantee future results or returns.

This site has been designed for informational purposes only. Fundify does not provide tax, accounting, legal or regulatory advice, and nothing contained in this site should be construed as such. Users of this site should consult with their independent advisors and counsel.

By using this Site, you are subject to our Terms of Use and our Privacy Policy. Neither the SEC nor any state agency has reviewed the investment opportunities listed on the Site.

© 2021 Fundify, Inc. All rights reserved. Fundify is a trademark of Fundify, Inc.